Exhibit 99.2

KB Financial Group Inc.

Separate Interim Financial Statements

September 30, 2019 and 2018

KB Financial Group Inc.

Index

September 30, 2019 and 2018

Page(s)
Report on Review of Interim Financial Statements	1 - 2

Separate Interim Financial Statements

Separate Interim Statements of Financial Position	3

Separate Interim Statements of Comprehensive Income	4

Separate Interim Statements of Changes in Equity	5

Separate Interim Statements of Cash Flows	6

Notes to the Separate Interim Financial Statements	7 - 58

Report on Review of Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

KB Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying separate interim financial statements of KB Financial Group Inc. (the “Company”). These financial statements consist of the separate interim statement of financial position of the Company as at September 30, 2019, and the related separate interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2019 and 2018, and separate interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2019 and 2018, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these separate interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these separate interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying separate interim financial statements are not presented fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Other Matters

We have audited the separate statement of financial position of the Company as at December 31, 2018, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements, not presented herein, in our audit report dated March 12, 2019. The separate statement of financial position as at December 31, 2018, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2018.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

November 14, 2019

This report is effective as of November 14, 2019, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc.

Separate Interim Statements of Financial Position

September 30, 2019 and December 31, 2018

(In millions of Korean won)

	Notes	September 30, 2019 (Unaudited)		December 31, 2018
Assets
Cash and due from financial institutions	4,5,6,28	~~W~~	11,200	~~W~~	344,302
Financial assets at fair value through profit or loss	4,5,7		314,471		289,179
Loans at amortized cost	4,5,8		120,000		50,000
Investments in subsidiaries	9		24,162,116		24,062,116
Property and equipment	10		4,628		2,185
Intangible assets	11		10,143		9,646
Deferred income tax assets	12		7,360		8,184
Other assets	4,5,13		586,497		857,462

Total assets		~~W~~	25,216,415	~~W~~	25,623,074

Liabilities
Debts	4,5,14	~~W~~	—	~~W~~	300,000
Debentures	4,5,15		5,373,277		5,373,266
Net defined benefit liabilities	16		1,936		183
Current income tax liabilities			415,656		691,909
Other liabilities	4,5,17		187,174		186,481

Total liabilities			5,978,043		6,551,839

Equity
Share capital	18		2,090,558		2,090,558
Hybrid securities	18		399,085		—
Capital surplus	18		14,742,814		14,742,814
Accumulated other comprehensive income	18		(7,205)		(7,144)
Retained earnings	18		3,249,308		3,213,556
Treasury shares	18		(1,236,188)		(968,549)

Total equity			19,238,372		19,071,235

Total liabilities and equity		~~W~~	25,216,415	~~W~~	25,623,074

The above separate interim statements of financial position should be read in conjunction with the accompanying notes.

KB Financial Group Inc.

Separate Interim Statements of Comprehensive Income

Three-month and Nine-month Periods Ended September 30, 2019 and 2018

(In millions of Korean won, except per share amounts)

		2019				2018
	Notes	(Unaudited)				(Unaudited)
		Three months		Nine months		Three months		Nine months
Interest income		~~W~~	1,151	~~W~~	6,472	~~W~~	1,636	~~W~~	4,978
Interest expense			(30,483)		(95,229)		(30,948)		(91,309)

Net interest expense	20		(29,332)		(88,757)		(29,312)		(86,331)

Fee and commission income			214		564		218		487
Fee and commission expense			(1,418)		(4,636)		(824)		(4,724)

Net fee and commission expense	21		(1,204)		(4,072)		(606)		(4,237)

Net gains on financial assets at fair value through profit or loss	22		3,527		13,292		5,133		13,865

Net other operating income	23		—		926,934		—		1,089,556

General and administrative expenses	24		(16,412)		(47,354)		(12,747)		(37,975)

Operating profit (loss) before provision for credit losses			(43,421)		800,043		(37,532)		974,878
Provision for credit losses			—		—		—		—

Operating profit (loss)			(43,421)		800,043		(37,532)		974,878
Net non-operating expenses	25		(403)		(451)		(280)		(381)

Profit (loss) before income tax			(43,824)		799,592		(37,812)		974,497
Income tax benefit (expense)	26		619		(847)		(106)		(2,454)

Profit (loss) for the period			(43,205)		798,745		(37,918)		972,043

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities			(20)		(61)		(36)		(109)

Other comprehensive loss for the period, net of tax			(20)		(61)		(36)		(109)

Total comprehensive income (loss) for the period		~~W~~	(43,225)	~~W~~	798,684	~~W~~	(37,954)	~~W~~	971,934

Earnings (loss) per share
Basic earnings (loss) per share	27	~~W~~	(119)	~~W~~	2,031	~~W~~	(96)	~~W~~	2,451
Diluted earnings (loss) per share	27		(119)		2,017		(95)		2,437

The above separate interim statements of comprehensive income should be read in conjunction with the accompanying notes.

KB Financial Group Inc.

Separate Interim Statements of Changes in Equity

Nine-month Periods Ended September 30, 2019 and 2018

(In millions of Korean won)	Share Capital		Hybrid Securities		Capital Surplus		Accumulated Other Comprehensive Income		Retained Earnings		Treasury Shares		Total Equity
Balance at January 1, 2018	~~W~~	2,090,558	~~W~~	—	~~W~~	14,742,814	~~W~~	(5,233)	~~W~~	3,054,379	~~W~~	(755,973)	~~W~~	19,126,545

Total comprehensive income
Profit for the period		—		—		—		—		972,043		—		972,043
Remeasurements of net defined benefit liabilities		—		—		—		(109)		—		—		(109)

Total comprehensive income for the period		—		—		—		(109)		972,043		—		971,934

Transactions with shareholders
Annual dividends		—		—		—		—		(766,728)		—		(766,728)
Acquisition of treasury shares		—		—		—		—		—		(180,221)		(180,221)

Total transactions with shareholders		—		—		—		—		(766,728)		(180,221)		(946,949)

Balance at September 30, 2018 (Unaudited)	~~W~~	2,090,558	~~W~~	—	~~W~~	14,742,814	~~W~~	(5,342)	~~W~~	3,259,694	~~W~~	(936,194)	~~W~~	19,151,530

Balance at January 1, 2019	~~W~~	2,090,558	~~W~~	—	~~W~~	14,742,814	~~W~~	(7,144)	~~W~~	3,213,556	~~W~~	(968,549)	~~W~~	19,071,235

Total comprehensive income
Profit for the period		—		—		—		—		798,745		—		798,745
Remeasurements of net defined benefit liabilities		—		—		—		(61)		—		—		(61)

Total comprehensive income for the period		—		—		—		(61)		798,745		—		798,684

Transactions with shareholders
Annual dividends		—		—		—		—		(759,736)		—		(759,736)
Acquisition of treasury shares		—		—		—		—		—		(267,639)		(267,639)
Issuance of hybrid securities		—		399,085		—		—		—		—		399,085
Dividends on hybrid securities		—		—		—		—		(3,257)		—		(3,257)

Total transactions with shareholders		—		399,085		—		—		(762,993)		(267,639)		(631,547)

Balance at September 30, 2019 (Unaudited)	~~W~~	2,090,558	~~W~~	399,085	~~W~~	14,742,814	~~W~~	(7,205)	~~W~~	3,249,308	~~W~~	(1,236,188)	~~W~~	19,238,372

The above separate interim statements of changes in equity should be read in conjunction with the accompanying notes.

KB Financial Group Inc.

Separate Interim Statements of Cash Flows

Nine-month Periods Ended September 30, 2019 and 2018

(In millions of Korean won)

		2019		2018
	Note	(Unaudited)		(Unaudited)
Cash flows from operating activities
Profit for the period		~~W~~	798,745	972,043

Adjustment for non-cash items
Depreciation and amortization			3,737	540
Share-based payments			2,052	977
Net interest expense			2,890	2,919
Net gains on valuation on financial assets at fair value through profit or loss			(3,099)	(3,672)
Other non-cash items			1,691	1,645

			7,271	2,409

Changes in operating assets and liabilities
Deferred income tax assets			824	2,413
Other assets			(716)	(538)
Other liabilities			(3,336)	(4,629)

			(3,228)	(2,754)

Net cash inflow from operating activities			802,788	971,698

Cash flows from investing activities
Acquisition of financial assets at fair value through profit or loss			(2,020,000)	—
Disposal of financial assets at fair value through profit of loss			1,997,807	—
Acquisition of investments in subsidiaries			(100,000)	—
Increase in loans at amortized cost			(70,000)	(40,000)
Acquisition of property and equipment			(4,097)	(276)
Disposal of property and equipment			14	—
Acquisition of intangible assets			(842)	(52)
Disposal of intangible assets			41	34
Net increase in guarantee deposits paid			(1,515)	(365)
Other investing activities			(175)	(121)

Net cash outflow from investing activities			(198,767)	(40,780)

Cash flows from financing activities
Increase in debts			418,705	—
Decrease in debts			(717,026)	(298,485)
Increase in debentures			818,087	778,104
Decrease in debentures			(818,252)	(478,921)
Dividends paid			(762,993)	(766,728)
Principal elements of lease payments			(412)	—
Acquisition of treasury shares			(274,317)	(199,023)
Issuance of hybrid securities			399,085	—

Net cash outflow from financing activities			(937,123)	(965,053)

Net decrease in cash and cash equivalents			(333,102)	(34,135)
Cash and cash equivalents at the beginning of the period	28		344,299	245,397

Cash and cash equivalents at the end of the period	28	~~W~~	11,197	211,262

The above separate interim statements of cash flows should be read in conjunction with the accompanying notes.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

1. The Company

KB Financial Group Inc. (the “Company”), in accordance with Financial Holding Companies Act, was established on September 29, 2008, through stock transfers with the former shareholders of Kookmin Bank, KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd. in order to provide management services and financing to associated companies. The headquarters are located at 26, Gukjegeumyung-ro-8-gil, Yeongdeungpo-gu, Seoul. The Company’s share capital as of September 30, 2019, is ~~W~~ 2,090,558 million. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Company established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Company acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Company included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015. Also, the Company included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary on October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed the name to KB Securities Co., Ltd. in January 2017. KB Insurance Co., Ltd. became one of the subsidiaries through a tender after in May 2017.

The Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized on its Articles of Incorporation is 1,000 million.

2. Basis of Preparation

2.1 Application of Korean IFRS

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (“Hangeul”) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying separate financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, financial performance or cash flows, is not presented in the accompanying separate interim financial statements.

The separate financial statements of the Company have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of separate financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the separate financial statements are disclosed in Note 2.4.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

The separate financial statements were prepared in accordance with Korean IFRS 1027, Separate Financial Statements.

The Company’s interim separate financial statements as of and for the nine-month period ended September 30, 2019, have been prepared in accordance with Korean IFRS 1034, Interim Financial Reporting. These interim separate financial statements have been prepared in accordance with the Korean IFRS which is effective or early adopted as of September 30, 2019.

2.1.1 New and amended standards and interpretations adopted by the Company

The Company has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2019.

•	Enactment of Korean IFRS 1116 Leases

Korean IFRS 1116 Leases replaces Korean IFRS 1017 Leases. Under Korean IFRS 1116, with implementation of a single lease model, lessee is required to recognize assets and liabilities for all lease which lease term is over 12 months and underlying assets are not low value assets. A lessee is required to recognize a right-of-use asset and a lease liability representing its obligation to make lease payments.

With implementation of Korean IFRS 1116 Lease, the Company has changed accounting policy. The Company has adopted Korean IFRS 1116 retrospectively, as permitted under the specific transitional provisions in the standard, and recognized the cumulative impact of initially applying the standard as of January 1, 2019, the date of initial application. The Company has not restated comparatives for the 2018 reporting period. The impact of the adoption of the leasing standard and the new accounting policies are disclosed in Note 31.

•	Amendments to Korean IFRS 1109 Financial Instruments

The narrow-scope amendments made to Korean IFRS 1109 Financial Instruments enable entities to measure certain prepayable financial assets with negative compensation at amortized cost. When a modification of a financial liability measured at amortized cost that does not result in the derecognition, a modification gain or loss shall be recognized in profit or loss. The amendment does not have a significant impact on the Company’s financial statements.

•	Amendments to Korean IFRS 1019 Employee Benefits

The amendments require that an entity shall calculate current service cost and net interest for the remainder of the reporting period after a plan amendment, curtailment or settlement based on updated actuarial assumptions from the date of the change. The amendments also require that a reduction in a surplus must be recognized in profit or loss even if that surplus was not previously recognized because of the impact of the asset ceiling. The amendment does not have a significant impact on the Company’s financial statements.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

•	Amendments to Korean IFRS 1028 Investments in Associates and Joint Ventures

The amendments clarify that an entity shall apply Korean IFRS 1109 to financial instruments in an associate or joint venture to which the equity method is not applied. These include long-term interests that, in substance, form part of the entity’s net investment in an associate or joint venture. The amendment does not have a significant impact on the Company’s financial statements.

•	Enactment of Interpretation of Korean IFRS 2123 Uncertainty over Income Tax Treatments

The Interpretation explains how to recognize and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment, and includes guidance on how to determine whether each uncertain tax treatment is considered separately or together. It also presents examples of circumstances where a judgment or estimate is required to be reassessed. The enactment does not have a significant impact on the Company’s financial statements.

•	Annual Improvements to Korean IFRS 1103 Business Combination

The amendments clarify that when a party to a joint arrangement obtains control of a business that is a joint operation, and had rights to the assets and obligations for the liabilities relating to that joint operation immediately before the acquisition date, the transaction is a business combination achieved in stages. In such cases, the acquirer shall remeasure its entire previously held interest in the joint operation. The amendments have no significant effect on the Company’s financial statements.

•	Annual Improvements to Korean IFRS 1111 Joint Agreements

The amendments clarify that when a party that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business. In such cases, previously held interests in the joint operation are not remeasured. The amendments have no significant effect on the Company’s financial statements.

•	Annual Improvements to Paragraph 57A of Korean IFRS 1012 Income Tax

The amendment is applied to all the income tax consequences of dividends and requires an entity to recognize the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events. The amendments have no significant effect on the Company’s financial statements.

•	Annual Improvements to Korean IFRS 1023 Borrowing Cost

The amendments clarify that if a specific borrowing remains outstanding after the related qualifying asset is ready for its intended use (or sale), it becomes part of general borrowings. The amendments have no significant effect on the Company’s financial statements.

2.1.2 New and amended standards and interpretations not yet adopted by the Company

There are no new accounting standards and interpretations that are effective for the annual reporting period commencing January 1, 2019 and have not been early adopted by the Company.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

2.2 Measurement Basis

The separate financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the separate financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (“the functional currency”). The separate financial statements are presented in Korean won, which is the Company’s functional and presentation currency.

2.4 Critical Accounting Estimates

The preparation of separate financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively, if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

The significant accounting estimates and assumptions are consistently applied to all periods presented, except for the estimation method used to determine income tax expense and accounting estimates and assumptions arising from the introduction of Korean IFRS 1116 Leases.

3. Significant Accounting Policies

The significant accounting policies and calculation methods applied in the preparation of these separate financial statements have been consistently applied to all periods presented, except for the impact of changes due to enactment of new standards, amendments and interpretations disclosed in Note 2.1 and the following paragraph.

3.1 Income Tax Expenses for the Interim Period

Income tax expense for the interim period is measured by expected average annual income tax rate applicable on expected total annual income.

3.2 Hybrid Securities

If the Company is an issuer of financial instruments, the financial instruments can be classified as either financial liabilities or equity in accordance with the terms of the contract. The Company classifies hybrid securities as an equity if the Company has the unconditional right to avoid any contractual obligation to deliver financial assets such as cash in relation to the financial instruments.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Company is exposed to are credit risk, market risk, liquidity risk and others.

The note regarding financial risk management provides information about the risks that the Company is exposed to, including the objectives, policies, assessment and management process of risks. Additional quantitative information is disclosed throughout the separate financial statements.

The Company’s risk management system focuses on increasing transparency, developing the risk management environment, and the preemptive response to risk due to rapid changes in the financial environment to support the Company’s long-term strategy and business decisions efficiently. Credit risk, market risk and liquidity risk have been recognized as the Company’s key risks. These risks are measured and managed in Internal Capital or VaR (Value at Risk) using a statistical method.

4.1.2 Risk management organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Company’s target risk appetite. The committee approves significant risk matters and reviews the level of risks that the Company is exposed to and the appropriateness of the Company’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee, and discusses the detailed issues relating to the Company’s risk management.

Risk Management Division

The Risk Management Division is responsible for conducting detailed policies, procedures and working processes relating to the Company’s risk management.

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of possible losses in an asset portfolio in the event of counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk is considered.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

4.2.2 Credit risk management

The Company measures expected losses on assets that are subject to credit risk management and uses it as a management indicator.

4.2.3 Maximum exposure to credit risk

The Company’s maximum exposures of financial instruments to credit risk without consideration of collateral values as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	September 30, 2019		December 31, 2018
Due from financial institutions	~~W~~	11,200	~~W~~	344,302
Loans at amortized cost		120,000		50,000
Loans at fair value through profit or loss		22,193		—
Other financial assets		23,541		17,116

	~~W~~	176,934	~~W~~	411,418

4.2.4 Credit risk of loans

The Company maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Company assesses expected credit loss on financial asset at amortized cost and financial asset at fair value through other comprehensive income other than financial asset at fair value through profit or loss and recognizes loss allowance. Expected credit losses are a probability-weighted estimate of possible credit losses within certain range by reflecting reasonable and supportable information that is reasonably available at the reporting date without undue cost or effort, including information about past events, current conditions and forecasts of future economic conditions. For financial assets at amortized cost, the Company measures the expected credit losses and presents it in the financial statements netting the allowance from the related loans; for financial assets measured at fair value through other comprehensive income, the Company presents it in the statements using other comprehensive income.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Loans as of September 30, 2019 and December 31, 2018, are classified as follows:

(In millions of Korean won)

September 30, 2019
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non- impaired		Impaired
Financial assets at amortized cost
Corporate
Grade 1	~~W~~	120,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	120,000
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	120,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	120,000

(In millions of Korean won)

December 31, 2018
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non- impaired		Impaired
Financial assets at amortized cost
Corporate
Grade 1	~~W~~	50,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	50,000
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	50,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	50,000

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Credit quality of loans graded according to the probability of default as of September 30, 2019 and December 31, 2018, are as follows:

Range of PD (%) (Probability of Default)
Grade 1	0.0 ~ 1.0
Grade 2	1.0 ~ 5.0
Grade 3	5.0 ~ 15.0
Grade 4	15.0 ~ 30.0
Grade 5	30.0 ~

4.2.5 Credit risk of due from financial institutions

The credit quality of due from financial institutions as of September 30, 2019 and December 31, 2018, are classified as follows:

(In millions of Korean won)

September 30, 2019
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Financial assets at amortized cost
Due from financial institutions
Grade 1	~~W~~	11,200	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	11,200
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	11,200	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	11,200

(In millions of Korean won)

December 31, 2018
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Financial assets at amortized cost
Due from financial institutions
Grade 1	~~W~~	344,302	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	344,302
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	344,302	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	344,302

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

4.2.6 Credit risk concentration analysis

Details of the Company’s loans by country as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)

	September 30, 2019
	Corporate loans		%	Allowances		Carrying amount
Korea	~~W~~	120,000	100.00	~~W~~	—	~~W~~	120,000

	~~W~~	120,000	100.00	~~W~~	—	~~W~~	120,000

(In millions of Korean won)

	December 31, 2018
	Corporate loans		%	Allowances		Carrying amount
Korea	~~W~~	50,000	100.00	~~W~~	—	~~W~~	50,000

	~~W~~	50,000	100.00	~~W~~	—	~~W~~	50,000

Details of the Company’s corporate loans by industry as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)

	September 30, 2019
	Corporate loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	120,000	100.00	~~W~~	—	~~W~~	120,000

	~~W~~	120,000	100.00	~~W~~	—	~~W~~	120,000

(In millions of Korean won)

	December 31, 2018
	Corporate loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	50,000	100.00	~~W~~	—	~~W~~	50,000

	~~W~~	50,000	100.00	~~W~~	—	~~W~~	50,000

Details of the Company’s due from financial institutions by industry as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)

	September 30, 2019
	Corporate loans		%	Allowances		Carrying amount
Due from financial institutions at amortized cost
Financial institutions	~~W~~	11,200	100.00	~~W~~	—	~~W~~	11,200

	~~W~~	11,200	100.00	~~W~~	—	~~W~~	11,200

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)

	December 31, 2018
	Corporate loans		%	Allowances		Carrying amount
Due from financial institutions at amortized cost
Financial institutions	~~W~~	344,302	100.00	~~W~~	—	~~W~~	344,302

	~~W~~	344,302	100.00	~~W~~	—	~~W~~	344,302

Details of the Company’s due from financial institutions by country as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)

	September 30, 2019
	Corporate loans		%	Allowances		Carrying amount
Due from financial institutions at amortized cost
Korea	~~W~~	11,200	100.00	~~W~~	—	~~W~~	11,200

	~~W~~	11,200	100.00	~~W~~	—	~~W~~	11,200

(In millions of Korean won)

	December 31, 2018
	Corporate loans		%	Allowances		Carrying amount
Due from financial institutions at amortized cost
Korea	~~W~~	344,302	100.00	~~W~~	—	~~W~~	344,302

	~~W~~	344,302	100.00	~~W~~	—	~~W~~	344,302

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Company becomes insolvent due to uncertain liquidity caused by unexpected cash outflows, or a risk of borrowing high interest debts or disposal of liquid and other assets at a substantial discount. The Company manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other cash flow, and off-balance sheet items related to cash flow of currency derivative instruments and others.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and; thus, are not identical to the amount in the financial statements that are based on the present value of expected cash flows in some cases. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through the maturity.

4.3.2. Liquidity risk management

The liquidity risk is managed by liquidity management principles and related guidelines which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Company.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

4.3.3. Analysis of remaining contractual maturity of financial assets and liabilities

The remaining contractual maturity of financial assets and liabilities as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)

	September 30, 2019
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	11,204	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	11,204
Financial assets at fair value through profit or loss[2]		22,193		—		—		—		—		292,278		314,471
Loans at amortized cost		—		—		—		122,621		—		—		122,621
Other financial assets		—		5,302		—		16,580		—		—		21,882

	~~W~~	33,397	~~W~~	5,302	~~W~~	—	~~W~~	139,201	~~W~~	—	~~W~~	292,278	~~W~~	470,178

Financial liabilities
Debentures	~~W~~	—	~~W~~	5,423	~~W~~	74,396	~~W~~	774,401	~~W~~	3,879,726	~~W~~	1,134,064	~~W~~	5,868,010
Lease liabilities		—		32		64		258		282		—		636
Other financial liabilities		—		5,548		—		7,884		—		—		13,432

	~~W~~	—	~~W~~	11,003	~~W~~	74,460	~~W~~	782,543	~~W~~	3,880,008	~~W~~	1,134,064	~~W~~	5,882,078

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)

	December 31, 2018
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	284,350	~~W~~	20,030	~~W~~	40,178	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	344,558
Financial assets at fair value through profit or loss[2]		—		—		—		—		—		289,179		289,179
Loans at amortized cost		—		—		—		51,075		—		—		51,075
Other financial assets		—		1,532		—		14,399		—		—		15,931

	~~W~~	284,350	~~W~~	21,562	~~W~~	40,178	~~W~~	65,474	~~W~~	—	~~W~~	289,179	~~W~~	700,743

Financial liabilities
Debts	~~W~~	—	~~W~~	—	~~W~~	300,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	300,000
Debentures		—		6,009		103,180		870,199		3,636,044		1,187,038		5,802,470
Other financial liabilities		—		7,555		—		—		—		—		7,555

	~~W~~	—	~~W~~	13,564	~~W~~	403,180	~~W~~	870,199	~~W~~	3,636,044	~~W~~	1,187,038	~~W~~	6,110,025

[1]	The amount of ~~W~~ 3 million, which is restricted due from the financial institutions as of September 30, 2019 and December 31, 2018, is excluded.
[2]	Hybrid securities included in financial assets at fair value through profit or loss are included in the ‘Over 5 years’ category since the point of disposal is uncertain.

4.4 Market Risk

4.4.1 Concept

Market risk is the risk of possible losses which arise from changes in market factors; such as, interest rate, stock price, foreign exchange rate and other market factors that affect the fair value of future cash flows of financial instruments. The most significant risk of the Company is interest rate risk.

4.4.2 Interest rate risk

Definition of interest rate risk

Interest rate risk is the risk that may occur due to changes in interest rates; such as, the value (fair value) change risk in statement of financial position line items and cash flow change risk in interest income and expense arising from investing and financing activities.

Observation method and management indicator on interest rate risk

The main objective of interest rate risk management is to protect asset values against interest rate fluctuations. The Company manages the risk through measurement and management of Value at Risk for the interest rate.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

5. Financial Assets and Financial Liabilities

5.1 Classification and Fair value of Financial Instruments

The carrying amounts and fair value of financial assets and liabilities by category as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	September 30, 2019
	Carrying amount		Fair value
Financial assets
Financial assets at fair value through profit or loss	~~W~~	314,471	~~W~~	314,471
Financial assets at amortized cost
Due from financial institutions		11,200		11,200
Loans		120,000		120,000
Other financial assets		23,541		23,541

		469,212		469,212

Financial liabilities
Financial liabilities at amortized cost
Debentures		5,373,277		5,488,515
Other financial liabilities		26,127		26,127

	~~W~~	5,399,404	~~W~~	5,514,642

(In millions of Korean won)	December 31, 2018
	Carrying amount		Fair value
Financial assets
Financial assets at fair value through profit or loss	~~W~~	289,179	~~W~~	289,179
Financial assets at amortized cost
Due from financial institutions		344,302		344,302
Loans		50,000		50,000
Other financial assets		17,116		17,116

		700,597		700,597

Financial liabilities
Financial liabilities at amortized cost
Debts		300,000		300,000
Debentures		5,373,266		5,398,656
Other financial liabilities		19,953		19,953

	~~W~~	5,693,219	~~W~~	5,718,609

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Fair value is the amount for which an asset could be exchanged, or a liability could be settled, between knowledgeable, willing parties in an arm’s length transaction. For each class of financial assets and financial liabilities, the Company discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is quoted price in an active market.

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions	The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are a reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using DCF model.

Investment securities	The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of external professional valuation institution where quoted prices are not available. The institutions use one or more of the following valuation techniques including DCF Model, Free Cash Flow to Equity Model, Imputed Market Value Model, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Derivatives	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Company uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method and the Monte Carlo Simulation or valuation results from independent external professional valuation institution.

Loans at amortized cost	DCF model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate.

Debts	Carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other debts is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

Debentures	Fair value is determined by using the valuations of external professional valuation institution, which are calculated using market inputs.

Other financial assets and liabilities	The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Fair value hierarchy

The Company believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Company classifies and discloses fair value of the financial instruments into the three-level hierarchy as follows:

Level 1	The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2	The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3	The fair values are based on unobservable inputs for the asset or liability.

When the inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. Assessing the significance of a particular input to the entire measurement requires judgment, taking into account factors specific to the asset or liability. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

Fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position

The fair value hierarchy of financial assets measured at fair value in the statement of financial position as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	September 30, 2019
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities	~~W~~	—	~~W~~	—	~~W~~	292,278	~~W~~	292,278
Loans		—		22,193		—		22,193

	~~W~~	—	~~W~~	22,193	~~W~~	292,278	~~W~~	314,471

(In millions of Korean won)	December 31, 2018
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities	~~W~~	—	~~W~~	—	~~W~~	289,179	~~W~~	289,179

	~~W~~	—	~~W~~	—	~~W~~	289,179	~~W~~	289,179

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Valuation techniques and inputs of financial assets and liabilities at fair value in the statements of financial position and classified as Level 2 as of September 30, 2019, are as follows:

	Fair value		Valuation techniques	Inputs
	September 30, 2019
Financial assets
Financial assets at fair value through profit or loss Loans	~~W~~	22,193	DCF Model	Interest rate, discount rate, etc.

Fair value hierarchy of financial assets and liabilities whose fair values are disclosed

The fair value hierarchy of financial assets and liabilities whose fair values are disclosed as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	September 30, 2019
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	—	~~W~~	11,200	~~W~~	—	~~W~~	11,200
Loans at amortized cost[2]		—		—		120,000		120,000
Other financial assets[3]		—		—		23,541		23,541

		—		11,200		143,541		154,741

Financial liabilities
Debentures		—		5,488,515		—		5,488,515
Other financial liabilities[3]		—		—		26,127		26,127

	~~W~~	—	~~W~~	5,488,515	~~W~~	26,127	~~W~~	5,514,642

(In millions of Korean won)	December 31, 2018
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	—	~~W~~	284,302	~~W~~	60,000	~~W~~	344,302
Loans at amortized cost[2]		—		—		50,000		50,000
Other financial assets[3]		—		—		17,116		17,116

		—		284,302		127,116		411,418

Financial liabilities
Debts		—		300,000		—		300,000
Debentures[4]		—		5,398,656		—		5,398,656
Other financial liabilities[3]		—		—		19,953		19,953

	~~W~~	—	~~W~~	5,698,656	~~W~~	19,953	~~W~~	5,718,609

[1]

Because due from financial institutions classified as level 2 are deposits on demand, carrying amounts    are reasonable approximations of fair values. And due from financial institutions classified as level 3 are due from financial institutions with residual maturity of less than 3 months, carrying amounts are reasonable approximations of fair values.

[2]	Because loans at amortized cost classified as level 3 are loans with residual maturity of less than one year, carrying amounts are reasonable approximations of fair values.
[3]	For other financial assets and other financial liabilities classified as level 3, carrying amounts are reasonable approximations of fair values.
[4]	Since the remaining maturity of debts classified as level 2 is less than a year, carrying amounts are reasonable approximations of fair values

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Valuation techniques and inputs used in the fair value measurement

For financial assets and liabilities whose carrying amount is a reasonable approximation of fair value, we do not disclose valuation techniques and inputs.

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 2 as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	Fair value				Valuation Techniques	Inputs
	September 30, 2019		December 31, 2018
Financial liabilities
Debentures	~~W~~	5,488,515	~~W~~	5,398,656	DCF model	Discount rate

5.2 Level 3 of the Fair Value Hierarchy Disclosure

5.2.1 Valuation policy and process for fair value measurement categorized as Level 3

The Company uses external, independent and qualified professional valuer’s valuation to determine the fair value of the Company’s assets at the end of every reporting period.

5.2.2 Changes in fair value (Level 3) measured using valuation technique based on assumption that is unobservable in the market

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Details of changes in Level 3 of the fair value hierarchy for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)	Financial assets at fair value through profit or loss
September 30, 2019
Beginning balance	~~W~~	289,179
Total gains or losses
- Profit or loss for the period		3,099
- Other comprehensive income		—
Purchases		—
Sales		—
Issues		—
Settlements		—
Transfers into Level 3		—
Transfers out of Level 3		—

Ending balance	~~W~~	292,278

(In millions of Korean won)	Financial assets at fair value through profit or loss
September 30, 2018
Beginning balance	~~W~~	284,485
Total gains or losses
- Profit or loss for the period		3,672
- Other comprehensive income		—
Purchases		—
Sales		—
Issues		—
Settlements		—
Transfers into Level 3		—
Transfers out of Level 3		—

Ending balance	~~W~~	288,157

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and profit or loss from financial instruments held at the end of the reporting period in the statement of comprehensive income for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)

	September 30, 2019						September 30, 2018
	Gains from financial investments at fair value through profit or loss		Other operating income		Net interest income		Gains from financial investments at fair value through profit or loss		Other operating income		Net interest income
Total gains or losses included in profit or loss for the period	~~W~~	3,099	~~W~~	—	~~W~~	—	~~W~~	3,672	~~W~~	—	~~W~~	—
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period	~~W~~	3,099	~~W~~	—	~~W~~	—	~~W~~	3,672	~~W~~	—	~~W~~	—

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

5.2.3 Sensitivity analysis of changes in unobservable inputs

Information about fair value measurements using unobservable inputs as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)

	September 30, 2019
	Fair value	Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities	~~W~~ 292,278	Hull and White Model, Monte Carlo Simulation	Matrix YTM, Additional spread by grade, Risk spread of company, Disclosed information of securities, Valid credit rating, Interest rate estimation variability	Discount rate	1.96~4.19	The lower the discount rate, the higher the fair value
				Volatility of interest rate	0.50	The higher the volatility, the higher the fair value fluctuation

(In millions of Korean won)

	December 31, 2018
	Fair value	Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities	~~W~~ 289,179	Hull and White Model, Monte Carlo Simulation	Matrix YTM, Additional spread by grade, Risk spread of company, Disclosed information of securities, Valid credit rating, Interest rate estimation variability	Discount rate	2.43~4.80	The lower the discount rate, the higher the fair value
				Volatility of interest rate	0.47	The higher the volatility, the higher the fair value fluctuation

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or most unfavorable outcome. There are hybrid securities whose fair value changes are recognized in profit or loss.

The results of the sensitivity analysis from changes in inputs are as follows:

(In millions of Korean won)	September 30, 2019
	Recognition in profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss Hybrid securities[1]	~~W~~	3,943	~~W~~	(3,905)	~~W~~	—	~~W~~	—

	~~W~~	3,943	~~W~~	(3,905)	~~W~~	—	~~W~~	—

[1]

For equity securities, the changes in fair value are calculated by increasing or decreasing correlations between discount rate (1.96 ~ 4.19%) which are principal unobservable input parameters. And, the changes in fair value are calculated by increasing or decreasing the correlation coefficient between short-term and long-term interests or volatility of the interest rates, which are unobservable inputs, by 1%.

(In millions of Korean won)	December 31, 2018
	Recognition in profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss Hybrid securities[1]	~~W~~	5,882	~~W~~	(5,782)	~~W~~	—	~~W~~	—

	~~W~~	5,882	~~W~~	(5,782)	~~W~~	—	~~W~~	—

[1]

For equity securities, the changes in fair value are calculated by increasing or decreasing correlations between discount rate (2.43 ~ 4.80%) which are principal unobservable input parameters. And, the changes in fair value are calculated by increasing or decreasing the correlation coefficient between short-term and long-term interests or volatility of the interest rates, which are unobservable inputs, by 1%.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

6. Due from Financial Institution

Details of due from financial institution as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)

		Financial Institution	Interest rate (%) (As of September 30, 2019)	September 30, 2019		December 31, 2018
Due from financial institution in Korean won	Due from banks	Kookmin Bank	0.00 ~ 1.20	~~W~~	9,601	~~W~~	69,621
		Standard Chartered Bank	—		—		41,350
		The Korea Securities Finance Corporation	—		—		100,000
		BNK Busan Bank	1.50		1,599		133,331

				~~W~~	11,200	~~W~~	344,302

Details of a maturity analysis of due from financial institution, excluding restricted cash, as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)

	September 30, 2019
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Due from financial institution in Korean won	~~W~~	11,197	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	11,197

(In millions of Korean won)

	December 31, 2018
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Due from financial institution in Korean won	~~W~~	344,299	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	344,299

Restricted cash from financial institution as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)

	Financial Institution	September 30, 2019		December 31, 2018		Reason for restriction
Due from financial institution in Korean won	Kookmin Bank	~~W~~	3	~~W~~	3	Pledged as collateral for the overdraft establishment

		~~W~~	3	~~W~~	3

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

7. Financial Assets at Fair Value through Profit or Loss

Details of financial assets at fair value through profit or loss as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	September 30, 2019		December 31, 2018
Financial assets at fair value through profit or loss
Hybrid securities	~~W~~	292,278	~~W~~	289,179
Loans		22,193		—

	~~W~~	314,471	~~W~~	289,179

8. Loans at Amortized Cost

Details of loans at amortized cost as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of Korean won)	September 30, 2019		December 31, 2018
Financial assets at fair value through profit or loss
Loans at amortized cost	~~W~~	120,000	~~W~~	50,000
Less: Allowances for loan losses		—		—

Carrying amount	~~W~~	120,000	~~W~~	50,000

9. Investments in Subsidiaries

Details of subsidiaries as of September 30, 2019, are as follows:

Name of subsidiary	Industry	Location
Kookmin Bank	Banking and domestic, foreign exchange transaction	Korea
KB Securities Co., Ltd.	Financial investment	Korea
KB Insurance Co., Ltd	Insurance	Korea
KB Kookmin Card Co., Ltd.	Credit card	Korea
KB Asset Management Co., Ltd.	Investment advisory and collective investment	Korea
KB Capital Co., Ltd.	Financial leasing	Korea
KB Life Insurance Co., Ltd.	Life insurance	Korea
KB Real Estate Trust Co., Ltd.	Real estate trust management	Korea
KB Savings Bank Co., Ltd.	Savings banking	Korea
KB Investment Co., Ltd.	Capital investment	Korea
KB Data System Co., Ltd.	System software, development and supply	Korea
KB Credit Information Co., Ltd.	Collection of receivables and credit investigation	Korea

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Investments in subsidiaries as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won, except for shares and ownership %)	Number of Issued Shares	Ownership (%)	Carrying amount
Name of subsidiary	As of September 30, 2019		September 30, 2019		December 31, 2018
Kookmin Bank	404,379,116	100	~~W~~	14,821,721	~~W~~	14,821,721
KB Securities Co., Ltd.	298,620,424	100		3,342,391		3,342,391
KB Insurance Co., Ltd	66,500,000	100		2,375,430		2,375,430
KB Kookmin Card Co., Ltd.	92,000,000	100		1,953,175		1,953,175
KB Asset Management Co., Ltd.	7,667,550	100		96,312		96,312
KB Capital Co., Ltd.[1]	23,349,208	100		623,811		573,811
KB Life Insurance Co., Ltd.	91,200,000	100		485,314		485,314
KB Real Estate Trust Co., Ltd.	16,000,000	100		121,553		121,553
KB Savings Bank Co., Ltd.	8,001,912	100		157,544		157,544
KB Investment Co., Ltd. [1]	22,525,328	100		154,910		104,910
KB Data System Co., Ltd.	800,000	100		6,334		6,334
KB Credit Information Co., Ltd.	1,252,400	100		23,621		23,621

			~~W~~	24,162,116	~~W~~	24,062,116

[1]

Carrying amount of investments in KB Capital Co., Ltd. and KB investment Co., Ltd. increased respectively by ~~W~~ 50,000 in million and ~~W~~ 50,000 in million due to free capital increase and paid-in capital increase for the nine-month period ended September 30, 2019.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Changes in accumulated impairment losses on investments in subsidiaries for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)	September 30, 2019
	Beginning		Impairment		Others		Ending
Accumulated impairment losses on investments in subsidiaries	~~W~~	(51,742)	~~W~~	—	~~W~~	—	~~W~~(51,742)

(In millions of Korean won)	September 30, 2018
	Beginning		Impairment		Others		Ending
Accumulated impairment losses on investments in subsidiaries	~~W~~	(51,742)	~~W~~	—	~~W~~	—	~~W~~(51,742)

10. Property and Equipment

Details of property and equipment as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	September 30, 2019
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Leasehold improvements	~~W~~	4,640	~~W~~	(2,328)	~~W~~	—	~~W~~	2,312
Equipment and others		5,773		(4,192)		—		1,581
Right-of-use property and equipment-Buildings		689		(394)		—		295
Right-of-use property and equipment -Vehicles		905		(469)		—		436
Right-of-use property and equipment -Others		16		(12)		—		4

	~~W~~	12,023	~~W~~	(7,395)	~~W~~	—	~~W~~	4,628

(In millions of Korean won)	December 31, 2018
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Leasehold improvements	~~W~~	1,034	~~W~~	(842)	~~W~~	—	~~W~~	192
Equipment and others		5,455		(3,462)		—		1,993

	~~W~~	6,489	~~W~~	(4,304)	~~W~~	—	~~W~~	2,185

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

11. Intangible Assets

Details of intangible assets as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	September 30, 2019
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Software	~~W~~	4,035	~~W~~	(2,984)	~~W~~	—	~~W~~	1,051
Membership rights		9,765		—		(1,786)		7,979
Other intangible assets		5,106		(3,993)		—		1,113

	~~W~~	18,906	~~W~~	(6,977)	~~W~~	(1,786)	~~W~~	10,143

(In millions of Korean won)	December 31, 2018
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Software	~~W~~	3,679	~~W~~	(2,748)	~~W~~	—	~~W~~	931
Membership rights		9,623		—		(1,814)		7,809
Other intangible assets		4,635		(3,729)		—		906

	~~W~~	17,937	~~W~~	(6,477)	~~W~~	(1,814)	~~W~~	9,646

12. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	September 30, 2019
	Assets		Liabilities		Net amounts
Share-based payments	~~W~~	2,909	~~W~~	—	~~W~~	2,909
Membership rights		491		—		491
Defined benefit obligation		2,650		—		2,650
Plan assets		—		(1,746)		(1,746)
Short-term employee benefits		657		—		657
Gains on valuation of hybrid securities		2,124		—		2,124
Others		476		(201)		275

		9,307		(1,947)		7,360

Offsetting of deferred tax assets and liabilities		(1,947)		1,947		—

	~~W~~	7,360	~~W~~	—	~~W~~	7,360

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	December 31, 2018
	Assets		Liabilities		Net amounts
Share-based payments	~~W~~	2,922	~~W~~	—	~~W~~	2,922
Membership rights		499		—		499
Defined benefit obligation		2,523		—		2,523
Plan assets		—		(1,604)		(1,604)
Short-term employee benefits		748		—		748
Gains on valuation of hybrid securities		2,976		—		2,976
Others		120		—		120

		9,788		(1,604)		8,184

Offsetting of deferred tax assets and liabilities		(1,604)		1,604		—

	~~W~~	8,184	~~W~~	—	~~W~~	8,184

13. Other Assets

Details of other assets as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	September 30, 2019		December 31, 2018
Other financial assets
Receivables	~~W~~	4,660	~~W~~	675
Accrued income		2,532		2,251
Guarantee deposits		16,349		14,190
		23,541		17,116
Other non-financial assets
Receivables		562,022		838,450
Prepaid expenses		819		1,763
Advanced payments		115		133

		562,956		840,346

	~~W~~	586,497	~~W~~	857,462

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

14. Debts

Debts as of September 30, 2019 and December 31, 2018, consist of:

(In millions of Korean won)	September 30, 2019		December 31, 2018
Borrowings	~~W~~	—	~~W~~	300,000

Details of borrowings as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)

		Lender	Annual interest rates (%) As of September 30, 2019	September 30, 2019		December 31, 2018
Borrowings in Korean won	Other borrowings	MERITZ Securities Co., Ltd	—	~~W~~	—	~~W~~	300,000

				~~W~~	—	~~W~~	300,000

The maturities of debts as of December 31, 2018, are as follows:

(In millions of Korean won)

	December 31, 2018
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Borrowings in Korean won	~~W~~	300,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	300,000

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

15. Debentures

Details of debentures as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)
	Issued date	Expiration date	Annual interest rates (%) As of September 30, 2019	September 30, 2019		December 31, 2018
Unguaranteed debentures No. 3-3	Aug. 13, 2013	Aug. 13, 2020	3.65	~~W~~	70,000	~~W~~	70,000
Unguaranteed debentures No. 5-1	Mar. 19, 2014	Mar. 19, 2019	3.31		—		80,000
Unguaranteed debentures No. 5-2	Mar. 19, 2014	Mar. 19, 2021	3.50		50,000		50,000
Unguaranteed debentures No. 6	Feb. 26, 2015	Feb. 26, 2022	2.38		30,000		30,000
Unguaranteed debentures No. 8	June 23, 2015	June 23, 2020	2.34		100,000		100,000
Unguaranteed debentures No. 9	June 23, 2015	June 23, 2022	2.52		150,000		150,000
Unguaranteed debentures No. 10	Sept. 17, 2015	Sept. 17, 2020	2.16		20,000		20,000
Unguaranteed debentures No. 11	Sept. 23, 2015	Sept. 23, 2020	2.06		30,000		30,000
Unguaranteed debentures No. 12-2	Nov. 27, 2015	Nov. 27, 2020	2.26		110,000		110,000
Unguaranteed debentures No. 12-3	Nov. 27, 2015	Nov. 27, 2022	2.38		50,000		50,000
Unguaranteed debentures No. 14-1	Dec. 09, 2015	Dec. 09, 2020	2.27		140,000		140,000
Unguaranteed debentures No. 14-2	Dec. 09, 2015	Dec. 09, 2022	2.38		30,000		30,000
Unguaranteed debentures No. 15-1	May 12, 2016	May 12, 2019	1.61		—		180,000
Unguaranteed debentures No. 15-2	May 12, 2016	May 12, 2021	1.72		220,000		220,000
Unguaranteed debentures No. 15-3	May 12, 2016	May 12, 2026	2.01		200,000		200,000
Unguaranteed debentures No. 16-1	May 27, 2016	May 27, 2019	1.67		—		240,000
Unguaranteed debentures No. 16-2	May 27, 2016	May 27, 2021	1.78		60,000		60,000
Unguaranteed debentures No. 16-3	May 27, 2016	May 27, 2023	1.91		150,000		150,000
Unguaranteed debentures No. 17	June 27, 2016	June 27, 2021	1.51		50,000		50,000
Unguaranteed debentures No. 18-1	July 25, 2016	July 25, 2019	1.38		—		170,000
Unguaranteed debentures No. 18-2	July 25, 2016	July 25, 2021	1.45		110,000		110,000
Unguaranteed debentures No. 18-3	July 25, 2016	July 25, 2026	1.69		80,000		80,000
Unguaranteed debentures No. 19-2	Aug. 25, 2016	Aug. 25, 2021	1.46		100,000		100,000
Unguaranteed debentures No. 19-3	Aug. 25, 2016	Aug. 25, 2026	1.69		120,000		120,000
Unguaranteed debentures No. 20-1	Nov. 28, 2016	Nov. 28, 2019	2.13		50,000		50,000
Unguaranteed debentures No. 20-2	Nov. 28, 2016	Nov. 28, 2021	2.28		50,000		50,000
Unguaranteed debentures No. 21	Jan. 25, 2017	Jan. 23, 2020	1.82		100,000		100,000
Unguaranteed debentures No. 22-1	Feb. 28, 2017	Feb. 28, 2020	1.89		120,000		120,000
Unguaranteed debentures No. 22-2	Feb. 28, 2017	Feb. 28, 2022	2.11		110,000		110,000
Unguaranteed debentures No. 23	Mar. 23, 2017	Mar. 23, 2020	1.95		80,000		80,000
Unguaranteed debentures No. 24	Apr. 06, 2017	Apr. 06, 2020	1.97		70,000		70,000
Unguaranteed debentures No. 25-1	May 24, 2017	May 24, 2019	1.79		—		150,000
Unguaranteed debentures No. 25-2	May 24, 2017	May 24, 2020	1.97		100,000		100,000
Unguaranteed debentures No. 25-3	May 24, 2017	May 24, 2022	2.23		270,000		270,000
Unguaranteed debentures No. 25-4	May 24, 2017	May 24, 2027	2.62		80,000		80,000
Unguaranteed debentures No. 26-1	June 27, 2017	June 27, 2022	2.18		50,000		50,000
Unguaranteed debentures No. 26-2	June 27, 2017	June 27, 2024	2.34		200,000		200,000
Unguaranteed debentures No. 27	July 19, 2017	July 19, 2024	2.41		100,000		100,000
Unguaranteed debentures No. 28-1	Aug. 30, 2017	Aug. 30, 2022	2.30		60,000		60,000
Unguaranteed debentures No. 28-2	Aug. 30, 2017	Aug. 30, 2024	2.43		30,000		30,000
Unguaranteed debentures No. 28-3	Aug. 30, 2017	Aug. 30, 2027	2.60		60,000		60,000
Unguaranteed debentures No. 29-1	Sept. 19, 2017	Sept. 19, 2022	2.29		150,000		150,000
Unguaranteed debentures No. 29-2	Sept. 19, 2017	Sept. 19, 2024	2.44		110,000		110,000
Unguaranteed debentures No. 30	Jan. 25, 2018	Jan. 25, 2021	2.45		80,000		80,000
Unguaranteed debentures No. 31-1	Feb. 28, 2018	Feb. 26, 2021	2.57		150,000		150,000
Unguaranteed debentures No. 31-2	Feb. 28, 2018	Feb. 28, 2023	2.81		50,000		50,000
Unguaranteed debentures No. 31-3	Feb. 28, 2018	Feb. 28, 2028	3.02		60,000		60,000
Unguaranteed debentures No. 32-1	Apr. 06, 2018	Apr. 06, 2021	2.50		60,000		60,000
Unguaranteed debentures No. 32-2	Apr. 06, 2018	Apr. 06, 2023	2.71		80,000		80,000
Unguaranteed debentures No. 32-3	Apr. 06, 2018	Apr. 06, 2028	2.86		20,000		20,000
Unguaranteed debentures No. 33-1	June 12, 2018	June 12, 2023	2.81		100,000		100,000
Unguaranteed debentures No. 33-2	June 12, 2018	June 12, 2028	2.92		30,000		30,000
Unguaranteed debentures No. 34-1	July 25, 2018	July 23, 2021	2.41		40,000		40,000
Unguaranteed debentures No. 34-2	July 25, 2018	July 25, 2023	2.65		70,000		70,000
Unguaranteed debentures No. 34-3	July 25, 2018	July 25, 2025	2.71		20,000		20,000
Unguaranteed debentures No. 34-4	July 25, 2018	July 25, 2028	2.76		20,000		20,000
Unguaranteed debentures No. 35	Oct. 05, 2018	Oct. 05, 2023	2.52		120,000		120,000
Unguaranteed debentures No. 36-1	Feb. 22, 2019	Feb. 22, 2022	2.03		120,000		—
Unguaranteed debentures No. 36-2	Feb. 22, 2019	Feb. 22, 2024	2.11		230,000		—
Unguaranteed debentures No. 36-3	Feb. 22, 2019	Feb. 22, 2029	2.22		60,000		—
Unguaranteed debentures No. 37-1	Mar. 15, 2019	Mar. 15, 2024	2.06		140,000		—
Unguaranteed debentures No. 37-2	Mar. 15, 2019	Mar. 15, 2029	2.16		70,000		—
Unguaranteed debentures No. 38-1	June 19, 2019	June 19, 2026	1.73		80,000		—
Unguaranteed debentures No. 38-2	June 19, 2019	June 19, 2029	1.77		120,000		—

					5,380,000		5,380,000
		Less: Bond Discounts			(6,723)		(6,734)

					5,373,277		5,373,266

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

The maturities of debentures as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)

	September 30, 2019
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Debentures in Korean won	~~W~~	50,000	~~W~~	300,000	~~W~~	390,000	~~W~~	2,160,000	~~W~~	2,480,000	~~W~~	5,380,000

(In millions of Korean won)

	December 31, 2018
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Debentures in Korean won	~~W~~	80,000	~~W~~	570,000	~~W~~	220,000	~~W~~	1,910,000	~~W~~	2,600,000	~~W~~	5,380,000

Changes in debentures based on face value for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)	September 30, 2019
	Beginning		Issue		Repayment		Ending
Debentures in Korean won	~~W~~	5,380,000	~~W~~	820,000	~~W~~	(820,000)	~~W~~	5,380,000

(In millions of Korean won)	September 30, 2018
	Beginning		Issue		Repayment		Ending
Debentures in Korean won	~~W~~	5,170,000	~~W~~	780,000	~~W~~	(480,000)	~~W~~	5,470,000

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

16. Net Defined Benefit Liabilities

Defined benefit plan

The Company operates defined benefit plans which have the following characteristics:

•	The Company has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Company.

The net defined benefit liability recognized in the statements of financial position is calculated in accordance with actuarial valuation methods using market data; such as, interest rates, future salary increase rate and mortality rate based on historical data. Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends.

Changes in the defined benefit obligation for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)	September 30, 2019
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	20,363	~~W~~	(20,180)	~~W~~	183
Current service cost		1,666		—		1,666
Interest cost(income)		350		(347)		3
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		—		84		84
Payments from plans (benefit payments)		(1,554)		1,554		—
Transfer in		1,255		(1,255)		—
Transfer out		(2,682)		2,682		—

Ending	~~W~~	19,398	~~W~~	(17,462)	~~W~~	1,936

(In millions of Korean won)	September 30, 2018
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	16,594	~~W~~	(16,795)	~~W~~	(201)
Current service cost		1,472		—		1,472
Interest cost(income)		359		(363)		(4)
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		—		150		150
Payments from plans (benefit payments)		(1,393)		1,393		—
Payments from the Company		(39)		—		(39)
Transfer in		2,844		(2,844)		—
Transfer out		(2,376)		2,376		—

Ending	~~W~~	17,461	~~W~~	(16,083)	~~W~~	1,378

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Details of the net defined benefit liabilities as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	September 30, 2019		December 31, 2018
Present value of defined benefit obligation	~~W~~	19,398	~~W~~	20,363
Fair value of plan assets		(17,462)		(20,180)

Net defined benefit liabilities	~~W~~	1,936	~~W~~	183

Details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)	September 30, 2019		September 30, 2018
Current service cost	~~W~~	1,666	~~W~~	1,472
Net interest expenses(income) of net defined benefit liabilities		3		(4)

Post-employment benefits	~~W~~	1,669	~~W~~	1,468

17. Other Liabilities

Details of other liabilities as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	September 30, 2019		December 31, 2018
Other financial liabilities
Payables	~~W~~	5,028	~~W~~	7,375
Accrued expenses		20,378		12,578
Lease liability		721		—

		26,127		19,953

Other non-financial liabilities
Payables		51,385		49,348
Accrued expenses		109,211		116,800
Withholding taxes		451		380

		161,047		166,528

	~~W~~	187,174	~~W~~	186,481

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

18. Equity

Share Capital

Details of share capital and number of issued shares as of September 30, 2019 and December 31, 2018, are as follows:

	September 30, 2019		December 31, 2018
Type of share		Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share	~~W~~	5,000	~~W~~	5,000
Number of issued shares		418,111,537		418,111,537
Share capital[1]	~~W~~	2,090,558	~~W~~	2,090,558

[1]	In millions of Korean won.

Changes in shares outstanding for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(In number of shares)	September 30, 2019	September 30, 2018
Beginning	395,551,297	399,037,583
Increase	—	—
Decrease	(5,916,962)	(2,803,909)

Ending	389,634,335	396,233,674

Hybrid Securities

Details of hybrid securities classified as equity as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	Issuance date	Maturity	Interest rate (%)	September 30, 2019		December 31, 2018
The 1-1st Hybrid securities	May 2, 2019	Perpetual bond	3.23	~~W~~	349,204	~~W~~	—
The 1-2nd Hybrid securities	May 2, 2019	Perpetual bond	3.44		49,881		—

				~~W~~	399,085	~~W~~	—

The above hybrid securities may be redeemed by the Company after 5 or 10 years from the issuance date.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Capital Surplus

Details of capital surplus as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	September 30, 2019		December 31, 2018
Share premium	~~W~~	13,190,275	~~W~~	13,190,275
Other capital surplus		1,465,893		1,465,893
Gain on sales of treasury share		86,646		86,646

	~~W~~	14,742,814	~~W~~	14,742,814

Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	September 30, 2019		December 31, 2018
Remeasurements of net defined benefit liabilities	~~W~~	(7,205)	~~W~~	(7,144)

	~~W~~	(7,205)	~~W~~	(7,144)

Changes in accumulated other comprehensive income for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)	September 30, 2019
	Beginning		Changes		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(7,144)	~~W~~	(84)	~~W~~	23	~~W~~(7,205)

	~~W~~	(7,144)	~~W~~	(84)	~~W~~	23	~~W~~(7,205)

(In millions of Korean won)	September 30, 2018
	Beginning		Changes		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(5,233)	~~W~~	(150)	~~W~~	41	~~W~~(5,342)

	~~W~~	(5,233)	~~W~~	(150)	~~W~~	41	~~W~~(5,342)

Retained Earnings

Details of retained earnings as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	September 30, 2019		December 31, 2018
Legal reserves	~~W~~	482,806	~~W~~	390,216
Voluntary reserves		982,000		982,000
Regulatory reserve for credit losses		4,458		2,374
Retained earnings before appropriation		1,780,044		1,838,966

	~~W~~	3,249,308	~~W~~	3,213,556

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

With respect to the allocation of net profit earned in a fiscal term, the Company must set aside in its legal reserve an amount equal to at least 10% of its profit for the period after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its share capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of the Supervisory Regulations on Financial Holding Companies.

Details of the regulatory reserve for credit losses as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	September 30, 2019		December 31, 2018
Beginning	~~W~~	4,458	~~W~~	2,374
Estimated amounts subject to provision (reversal)		(900)		2,084

Ending	~~W~~	3,558	~~W~~	4,458

The adjustments to the regulatory reserve for credit losses for the three-month and the nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won, except per share amounts)	September 30, 2019				September 30, 2018
	Three months		Nine months		Three months		Nine months
Provision (reversal) of regulatory reserve for credit losses	~~W~~	(405)	~~W~~	(900)	~~W~~	898	~~W~~	1,552
Adjusted profit (loss) after provision(reversal) of regulatory reserve for credit losses[1,2]		(46,055)		796,389		(38,816)		970,491
Adjusted basic earnings (losses) per share after provision of regulatory reserve for credit losses[1]		(118)		2,033		(98)		2,447
Adjusted diluted earnings (losses) per share after provision of regulatory reserve for credit losses[1]		(118)		2,019		(97)		2,433

[1]

Adjusted profit after provision of regulatory reserve for credit losses is not in accordance with Korean IFRS and calculated on the assumption that provision of regulatory reserve for credit losses before income tax is adjusted to the profit for the period.

[2]	Amount after deducting dividends on hybrid securities.

Treasury Shares

Changes in treasury shares outstanding for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won and in number of shares)

	September 30, 2019
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares		22,560,240		5,916,962		—		28,477,202

Carrying amount	~~W~~	(968,549)	~~W~~	(267,639)	~~W~~	—	~~W~~	(1,236,188)

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won and in number of shares)

	September 30, 2018
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares		19,073,954		2,803,909		—		21,877,863

Carrying amount	~~W~~	(755,973)	~~W~~	(180,221)	~~W~~	—	~~W~~	(936,194)

19. Dividends

The dividends to the shareholders of the Company in respect of the year ended December 31, 2018, of ~~W~~ 1,920 per share, amounting to total dividends of ~~W~~ 759,736 million, were paid in April 2019. The dividends paid to the shareholders of the Company in 2018 were ~~W~~ 766,728 million (~~W~~1,920 per share).

20. Net Interest Income (expense)

Interest income (expense) and net interest income (expense) for the three-month and the nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)	September 30, 2019				September 30, 2018
	Three months		Nine months		Three months		Nine months
Interest income
Due from financial institutions	~~W~~	147	~~W~~	2,042	~~W~~	1,333	~~W~~	4,453
Loans at amortized cost		660		1,673		243		348
Loans at fair value through profit or loss		261		2,516		—		—
Other		83		241		60		177

		1,151		6,472		1,636		4,978

Interest expense
Debts		1		2,489		—		973
Debentures		30,478		92,727		30,948		90,336
Other		4		13		—		—

		30,483		95,229		30,948		91,309

Net interest expense	~~W~~	(29,332)	~~W~~	(88,757)	~~W~~	(29,312)	~~W~~	(86,331)

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

21. Net Fee and Commission Income (Expense)

Fee and commission income (expense) and net fee and commission income (expense) for the three-month and nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)	September 30, 2019				September 30, 2018
	Three months		Nine months		Three months		Nine months
Fee and commission income	~~W~~	214	~~W~~	564	~~W~~	218	~~W~~	487
Fee and commission expense
Fees paid in Korean won		1,261		4,400		769		4,597
Fees paid in foreign currency		157		236		55		127

		1,418		4,636		824		4,724

Net fee and commission expense	~~W~~	(1,204)	~~W~~	(4,072)	~~W~~	(606)	~~W~~	(4,237)

22. Net Gains on Financial assets at Fair value through Profit or Loss

Net Gains on Financial assets at fair value through profit or loss consist of gains or losses related to financial instrument that includes dividend income and gains or losses arising from changes in the fair values, sales and redemptions. Details for the three-month and nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)	September 30, 2019				September 30, 2018
	Three months		Nine months		Three months		Nine months
Gains related to financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss	~~W~~	3,719	~~W~~	13,807	~~W~~	5,133	~~W~~	13,865

		3,719		13,807		5,133		13,865

Losses related to financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss		192		515		—		—
		192		515		—		—

Net gains on financial instruments at fair value through profit or loss	~~W~~	3,527	~~W~~	13,292	~~W~~	5,133	~~W~~	13,865

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

23. Net Other Operating Income

Other operating income or other operating expense for the three-month and the nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)	September 30, 2019				September 30, 2018
	Three months		Nine months		Three months		Nine months
Other operating income
Dividend income from subsidiaries	~~W~~	—	~~W~~	926,934	~~W~~	—	~~W~~	1,089,556

Net other operating income	~~W~~	—	~~W~~	926,934	~~W~~	—	~~W~~	1,089,556

24. General and Administrative Expenses

Details of general and administrative expenses for the three-month and the nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)	September 30, 2019				September 30, 2018
	Three months		Nine months		Three months		Nine months
Employee benefits
Salaries and other short-term employee benefits - Salaries	~~W~~	7,090	~~W~~	17,860	~~W~~	5,117	~~W~~	16,880
Salaries and other short-term employee benefits - Others		990		2,945		1,131		3,071
Post-employment benefits		557		1,669		489		1,468
Share-based payments		339		2,052		1,122		977

		8,976		24,526		7,859		22,396

Depreciation and amortization
Depreciation and amortization		1,329		3,737		193		540
Other general and administrative expenses
Travel		180		816		186		479
Communications		87		485		76		396
Tax and dues		40		331		38		269
Publication		46		193		54		184
Rental expense		209		617		356		1,078
Vehicle		36		97		40		102
Service fees		3,360		10,153		2,127		7,067
Advertising		67		464		30		496
Training		352		890		247		568
Others		1,730		5,045		1,541		4,400

		6,107		19,091		4,695		15,039

	~~W~~	16,412	~~W~~	47,354	~~W~~	12,747	~~W~~	37,975

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Share-based Payments

The Company entered into share-based payment plan for executives and employees of the Company and its subsidiaries.

Details of stock grants linked to long-term performance as of September 30, 2019, are as follows:

(In number of shares)	Grant date	Number of granted shares[1]	Vesting conditions[2]
KB Financial Group Inc.
Series 18	Jul. 17, 2017	7,826	Service fulfillment, market performance[3] 30~50% and non-market performance[4] 50~70%
Series 19	Nov. 21, 2017	46,890	Service fulfillment, market performance[3] 35% and non-market performance[5] 65%
Series 20	Jan. 01, 2018	38,826	Service fulfillment, market performance[3] 30~50% and non-market performance[4] 50~70%
Series 21	Jan. 01, 2019	29,859	Service fulfillment, market performance[3] 30% and non-market performance[4] 70%
Series 22	Apr. 01, 2019	3,227	Service fulfillment, market performance[3] 30% and non-market performance[4] 70%
Series 23	May 27, 2019	1,392	Service fulfillment, market performance[3] 30% and non-market performance[4] 70%
Deferred grant in 2012	—	5,415	Satisfied
Deferred grant in 2013	—	588	Satisfied
Deferred grant in 2015	—	10,043	Satisfied
Deferred grant in 2016	—	12,093	Satisfied
Deferred grant in 2017	—	57,746	Satisfied
Deferred grant in 2018	—	8,057	Satisfied

		221,962

Kookmin Bank
Series 72	Aug. 28, 2017	6,742	Service fulfillment, market performance [3] 30~50%, and non-market performance[4] 50~70%
Series 73	Nov. 21, 2017	27,786	Service fulfillment, market performance[3] 30%, and non-market performance[6] 70%
Series 74	Jan. 01, 2018	134,465	Service fulfillment, market performance[3] 30~50%, and non-market performance[4] 50~70%
Series 75	Jan. 01, 2019	234,711	Service fulfillment, market performance[3] 30~50%, and non-market performance[4] 50~70%
Series 76	Apr. 01, 2019	5,380	Service fulfillment, market performance[3] 30~50%, and non-market performance[4] 50~70%
Series 77	May 27, 2019	5,569	Service fulfillment, market performance[3] 30~50%, and non-market performance[4] 50~70%
Deferred grant in 2015	—	4,756	Satisfied
Deferred grant in 2016	—	65,419	Satisfied
Deferred grant in 2017	—	106,212	Satisfied
Deferred grant in 2018	—	97,244	Satisfied

		688,284

Other subsidiaries and associate
Stock granted in 2010	—	106
Stock granted in 2011	—	146
Stock granted in 2012	—	420
Stock granted in 2013	—	1,007
Stock granted in 2014	—	1,223	Services fulfillment,
Stock granted in 2015	—	4,456	market performance[3] 10~50%
Stock granted in 2016	—	21,467	and non-market performance[4] 50~90%
Stock granted in 2017	—	81,243
Stock granted in 2018	—	256,814
Stock granted in 2019	—	253,530

		620,412

		1,530,658

[1]

Granted shares represent the total number of shares initially granted to directors and employees that have residual shares at the end of reporting period (Deferred grants are residual shares at the end of the reporting period).

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

[2]

Executives and employees were given the option of deferring payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement when the deferred grant has been confirmed.

[3]

Relative TSR (Total Shareholders Return): [(Fair value at the end of the contract - Fair value at the beginning of the contract) + (Total amount of dividend per share paid during the contract period)] / Fair value at the beginning of the contract)

[4]	Accomplishment of corporates’ and individuals’ performance results
[5]	EPS, Asset Quality, HCROI, Non-banking sector profit
[6]	EPS, Asset Quality

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

The stock grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual stock granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

Details of stock grants linked to short-term performances as of September 30, 2019, are as follows:

	Estimated number of vested shares[1]	Vesting Conditions
KB Financial Group Inc.
Stock granted in 2010	322	Satisfied
Stock granted in 2011	1,728	Satisfied
Stock granted in 2012	2,642	Satisfied
Stock granted in 2013	474	Satisfied
Stock granted in 2015	9,690	Satisfied
Stock granted in 2016	11,783	Satisfied
Stock granted in 2017	12,273	Satisfied
Stock granted in 2018	20,664	Satisfied
Stock granted in 2019	25,550	Proportional to service period
Kookmin Bank
Stock granted in 2015	15,831	Satisfied
Stock granted in 2016	52,855	Satisfied
Stock granted in 2017	55,490	Satisfied
Stock granted in 2018	109,296	Satisfied
Stock granted in 2019	94,223	Proportional to service period
Other subsidiaries
Stock granted in 2015	16,922	Satisfied
Stock granted in 2016	94,198	Satisfied
Stock granted in 2017	238,071	Satisfied
Stock granted in 2018	458,338	Satisfied
Stock granted in 2019	238,893	Proportional to service period

	1,459,243

[1]

Executives and employees were given the option of deferring payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement when the deferred grant has been confirmed.

Share-based payment arrangement for subsidiaries and associate was transferred to the Company in 2010, and the related compensation cost paid to the executives and employees of subsidiaries and associate is reimbursed by these companies. The accrued expenses representing share-based payments as of September 30, 2019 and December 31, 2018, are ~~W~~ 104,782 million and ~~W~~ 111,058 million, respectively, and the receivables to be reimbursed by the subsidiaries for the compensation costs are ~~W~~ 94,204 million and ~~W~~ 100,434 million, respectively. In addition, the compensation costs from share-based payments that amount to ~~W~~ 2,052 million and ~~W~~ 977 million were recognized for the nine-month periods ended September 30, 2019 and 2018, respectively.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

25. Non-operating Income (Expense)

Details of non-operating income and expenses for the three-month and the nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)	September 30, 2019				September 30, 2018
	Three months		Nine months		Three months		Nine months
Non-operating income
Others	~~W~~	27	~~W~~	621	~~W~~	323	~~W~~	753

		27		621		323		753

Non-operating expenses
Loss on disposal of property, plant and equipment		14		14		—		—
Impairment on intangible assets		—		4		—		—
Donation		415		1,047		603		1,133
Others		1		7		—		1

		430		1,072		603		1,134

Non-operating expenses	~~W~~	(403)	~~W~~	(451)	~~W~~	(280)	~~W~~	(381)

26. Income Tax Expense

Details of income tax benefit for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)	September 30, 2019		September 30, 2018
Tax payable
Current tax expense	~~W~~	—	~~W~~	—
Change in deferred tax assets and liabilities
Origination and reversal of temporary differences		(824)		(2,413)
Tax expense recognized directly in equity
Remeasurements of net defined benefit liabilities		(23)		(41)

Income tax expense	~~W~~	(847)	~~W~~	(2,454)

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

27. Earnings per Share

Calculations of basic earnings per share on the profit attributable to ordinary shares are as follows:

Weighted average number of ordinary shares outstanding:

(in number of shares)	September 30, 2019		September 30, 2018
	Three months	Nine months	Three months	Nine months
Number of issued shares (A)	418,111,537	418,111,537	418,111,537	418,111,537
Acquisition of treasury shares (B)	(28,477,202)	(26,475,254)	(21,877,863)	(21,487,116)

Weighted average number of ordinary shares outstanding (A - B)	389,634,335	391,636,283	396,233,674	396,624,421

Basic earnings per share

(In Korean won and in number of shares)
	September 30, 2019				September 30, 2018
	Three months		Nine months		Three months		Nine months
Profit (loss) for the period	~~W~~	(43,204,911,365)	~~W~~	798,744,809,672	~~W~~	(37,917,780,636)	~~W~~	972,042,538,258
Deduction: Dividends on hybrid securities		3,256,250,000		3,256,250,000		—		—

Profit (Loss) attributable to ordinary shares (A)		(46,461,161,365)		795,488,559,672		(37,917,780,636)		972,042,538,258

Weighted average number of ordinary shares outstanding (B)		389,634,335		391,636,283		396,233,674		396,624,421

Basic earnings (loss) per share (A / B)	~~W~~	(119)	~~W~~	2,031	~~W~~	(96)	~~W~~	2,451

Diluted earnings per share

Diluted earnings per share is calculated using the weighted average number of ordinary shares outstanding which is adjusted by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Company’s dilutive potential ordinary shares include stock grants.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s outstanding shares for the period) based on the monetary value of the subscription rights attached to the stock grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of stock grants.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Adjusted profit to calculate diluted earnings per share:

(In Korean won)
	September 30, 2019				September 30, 2018
	Three months		Nine months		Three months		Nine months
Profit (Loss) attributable to ordinary shares[1]	~~W~~	(46,461,161,365)	~~W~~	795,488,559,672	~~W~~	(37,917,780,636)	~~W~~	972,042,538,258
Adjustment		—		—		—		—

Adjusted profit (loss) for diluted earnings (loss) per share	~~W~~	(46,461,161,365)	~~W~~	795,488,559,672	~~W~~	(37,917,780,636)	~~W~~	972,042,538,258

[1]	After deducting dividends on hybrid securities.

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings per share:

(in number of shares)	September 30, 2019		September 30, 2018
	Three months	Nine months	Three months	Nine months
Weighted average number of ordinary shares outstanding	389,634,335	391,636,283	396,233,674	396,624,421
Adjustment
Stock grants	—	2,801,308	2,130,765	2,304,578

Adjusted weighted average number of ordinary shares outstanding for diluted earnings (loss) per share	389,634,335	394,437,591	398,364,439	398,928,999

Diluted earnings per share:

(In Korean won and in number of shares)
	September 30, 2019				September 30, 2018
	Three months		Nine months		Three months		Nine months
Adjusted profit (loss) for diluted earnings (loss) per share	~~W~~	(46,461,161,365)	~~W~~	795,488,559,672	~~W~~	(37,917,780,636)	~~W~~	972,042,538,258
Adjusted weighted average number of ordinary shares outstanding for diluted earnings (loss) per share		389,634,335		394,437,591		398,364,439		398,928,999

Diluted earnings (loss) per share	~~W~~	(119)	~~W~~	2,017	~~W~~	(95)	~~W~~	2,437

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

28. Supplemental Cash Flow Information

Cash and cash equivalents as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	September 30, 2019		December 31, 2018
Due from financial institutions	~~W~~	11,200	~~W~~	344,302
Restricted cash from financial institutions		(3)		(3)

	~~W~~	11,197	~~W~~	344,299

Significant non-cash transactions for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)	September 30, 2019		September 30, 2018
Changes in receivables and payables from consolidated tax	~~W~~	(270,303)	~~W~~	279,687
Changes in receivables and payables relating to share grants		(6,229)		(14,832)

Cash inflows and outflows due to interest and dividends for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)	Activity	September 30, 2019		September 30, 2018
Prepaid income tax expense	Operating	~~W~~	1,574	~~W~~	1,136
Interest received	Operating		5,710		4,401
Interest paid	Operating		95,949		86,297
Dividends received	Operating		937,153		1,099,776
Dividends paid	Finance		762,993		766,728

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

29. Contingent Liabilities and Commitments

Commitments made with financial institutions as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)

	September 30, 2019				December 31, 2018
	Amount of commitment		Amounts borrowed		Amount of commitment		Amounts borrowed
KEB Hana Bank	~~W~~	50,000	~~W~~	—	~~W~~	50,000	~~W~~	—

	~~W~~	50,000	~~W~~	—	~~W~~	50,000	~~W~~	—

The Company faces two lawsuits as the defendant involving aggregate damages of ~~W~~ 345 million.

30. Related Party Transactions

Significant related party transactions for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)

Subsidiaries		September 30, 2019		September 30, 2018
Kookmin Bank	Interest income	~~W~~	1,430	~~W~~	4,342
	Fee and commission income		583		436
	Net other operating income		667,226		640,132
	General and administrative expenses		5,032		3,785
KB Securities Co., Ltd.	Net other operating income		50,000		139,157
	General and administrative expenses		799		795
KB Insurance Co., Ltd.	Net other operating income		—		49,875
	Fee and commission income		3		—
	General and administrative expenses		1,526		724
KB Kookmin Card Co., Ltd.	Net other operating income		200,008		180,044
	Net non-operating income		5		1
	General and administrative expenses		691		616
KB Asset Management Co., Ltd.	Net other operating income		—		50,000
KB Capital Co., Ltd	Net gains on financial assets at fair value through profit or loss		13,292		13,865
	Net other operating income		—		10,746
	Fee and commission income		1		—
	General and administrative expenses		65		—
KB Life Insurance Co., Ltd.	General and administrative expenses		67		—
KB Real Estate Trust. Co., Ltd.	Net other operating income		4,700		10,800
KB Savings Bank Co., Ltd.	Net other operating income		5,000		8,802
KB Investment Co., Ltd.	Interest income		1,673		344
KB Data Systems Co., Ltd.	General and administrative expenses		1,512		1,067

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Significant receivables and payables, and related allowance for loan losses arising from the related party transactions as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)

Subsidiaries		September 30, 2019		December 31, 2018
Kookmin Bank	Cash and due from financial institutions	~~W~~	9,601	~~W~~	69,621
	Other assets		416,048		643,010
	Other liabilities		5,349		4,545
KB Securities Co., Ltd.	Other assets		26,554		62,993
	Other liabilities		16,219		—
KB Insurance Co., Ltd.	Other assets		11,733		12,774
	Other liabilities		28,771		35,177
KB Kookmin Card Co., Ltd.	Other assets		74,354		79,288
	Other liabilities		1,349		664
KB Asset Management Co., Ltd.	Other assets		12,185		10,666
KB Capital Co., Ltd.	Financial assets at fair value through profit or loss		292,278		289,179
	Other assets		20,436		18,383
	Other liabilities		65		—
KB Life Insurance Co., Ltd.	Other assets		3,275		3,991
	Other liabilities		7,503		5,315
KB Real Estate Trust Co., Ltd.	Other assets		12,059		14,259
KB Savings Bank Co., Ltd.	Other assets		3,396		1,670
KB Investment Co., Ltd.	Loans at amortized cost		120,000		50,000
	Other assets		2,028		1,198
	Other liabilities		18		486
KB Data Systems Co., Ltd.	Tangible assets		287		140
	Other assets		2,353		3,357
	Other liabilities		697		137
KB Credit Information Co., Ltd.	Other assets		901		985

According to Korean IFRS 1024, the Company includes subsidiaries and key management (including family members) in the scope of related parties. Additionally, the Company discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the separate financial statements. Refer to Notes 9 for details on subsidiaries and associates, respectively.

Key management includes the directors of the Company, their close family members, and the companies where the directors and/or their close family members have control or joint control.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Right-of-use assets and lease liability with related parties as of September 30, 2019, are as follows:

(In millions of Korean won)			September 30, 2019
Subsidiary	Kookmin Bank	Right-of-use assets	~~W~~	174
		Lease liabilities		—

Unused commitments by a related party as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)			September 30, 2019		December 31, 2018
Subsidiary	KB Kookmin Card Co., Ltd.	Unused commitments of credit card	~~W~~	1,342	~~W~~	1,336

Share transactions with related parties for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)			September 30, 2019		September 30, 2018
Subsidiary	KB Investment & Securities Co., Ltd.	Paid-in capital increase of ordinary shares	~~W~~	50,000	~~W~~	—
	KB Capital Co., Ltd.	Paid-in capital increase of ordinary shares		50,000		—

Loan transactions with related parties for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)			September 30, 2019
			Beginning balance		Increase		Ending Balance
Subsidiary	KB Investment & Securities Co., Ltd.	Loan	~~W~~	50,000	~~W~~	70,000	~~W~~	120,000

(In millions of Korean won)			September 30, 2018
			Beginning balance		Increase		Ending Balance
Subsidiary	KB Investment & Securities Co., Ltd.	Loan	~~W~~	10,000	~~W~~	40,000	~~W~~	50,000

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Compensation to key management for the nine-month periods ended September 30, 2019 and 2018, consists of:

(In millions of Korean won)	September 30, 2019
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered director (executive)	~~W~~	732	~~W~~	19	~~W~~	479	~~W~~	1,230
Registered director (non-executive)		422		—		—		422
Non-registered director		2,785		104		1,573		4,462

	~~W~~	3,939	~~W~~	123	~~W~~	2,052	~~W~~	6,114

(In millions of Korean won)	September 30, 2018
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered director (executive)	~~W~~	908	~~W~~	11	~~W~~	336	~~W~~	1,255
Registered director (non-executive)		421		—		—		421
Non-registered director		1,807		46		641		2,494

	~~W~~	3,136	~~W~~	57	~~W~~	977	~~W~~	4,170

The Company paid ~~W~~ 225 million to KB Securities Co., Ltd., a subsidiary, for the underwriting and arrangement of debentures and hybrid securities.

31. Changes in Accounting Policies - Implementation of Korean IFRS 1116 Leases

The Company applied Korean IFRS 1116 retrospectively as of January 1, 2019. However, the financial statements for the year ended 2018 was not restated using the method allowed by transitional provisions. Therefore reclassification and adjustments under the new IFRS were recognized in the financial statements beginning on January 1, 2019.

At inception of a contract, the Company shall assess whether the contract is, or contains, a lease. They also identify whether the contract is, or contains, a lease according to IFRS on the date of initial application. However, the contracts written before the date of initial application are permitted to applying a practical expedient and the Company do not have to go through all the contracts. At inception of a contract, the Company shall assess whether the contract is, or contains, a lease based on the date of initial application.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

For a contract that is, or contains, a lease, a lessee or lessor shall account for each lease component within the contract as a lease separately from non-lease components of the contract. Moreover, a lessee is permitted to elect, by class of underlying asset, not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component. The Company applies practical expedient to all (or a part of) contracts that are, or contain a lease and elects to combine non-lease components with a lease component and to account for them as a single lease component.

A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset (lease assets) and a lease liability representing its obligation to make lease payments. Assets and liabilities arising from a lease are initially measured on a present value basis. Assets and liabilities arising from a lease are initially measured on a present value basis.

Lease liabilities include the net present value of the following lease payments.

•	fixed payments (including in-substance fixed payments), less any lease incentives

•	variable lease payments that depend on an index or a rate

•	amounts expected to be payable by the lessee under residual value guarantees

•	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option

•	payments for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

The lease payments shall be discounted using the interest rate implicit in the lease, if the rate can be readily determined. The Company has to determine the incremental borrowing rate if the interest rate cannot be readily determined, which defined as the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

The cost of the right-of-use asset shall comprise.

•	the amount of the initial measurement of the lease liability

•	any lease payments made at or before the commencement date, less any lease incentives received

•	any initial direct costs incurred by the lessee

•	an estimate of costs restoring the site

However, short-term lease (lease that, at the commencement date, has a lease term of 12 months or less) and lease of low-value assets (For example, underlying leased asset under $ 5,000) are permitted to elect exceptional conditions. The Company applies the exemption of the standard for one time lease of real estate (for training purpose) and leases of low-value assets(fundamental assets ~~W~~ 5 million and less than $5,000).

Related to sale and leaseback, an entity (seller-lessee) is required to applying IFRS 15 ‘Revenue from Contracts with Customers’ to determine whether the transfer of an asset is accounted for as a sale of that asset. However, an entity shall not reassess sale and leaseback transactions entered into before the date of initial application.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

A lessee may apply one of the standards to its leases either; retrospectively to each prior reporting period presented applying IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors (a full retrospective approach) or retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application.

As of January 1, 2019, the Company initially adopted Korean IFRS 1116 using the modified retrospective method. Consequently, the comparative information has not been restated.

Regarding leases that were formerly classified as finance leases, the Company recognized the carrying amount of lease assets and liabilities in the statement of financial position immediately before the date of initial application as the carrying amount of the right-of-use asset and the lease liability at the date of initial application. The measurement principle from Korean IFRS 1116 was applied after the date of the initial application. The remeasured amounts of lease liabilities were recognized as the adjusted right-of-use asset immediately after the date of initial application.

(In millions of Korean won)	January 1, 2019
Right-of-use asset
Discounts used lessee’s incremental borrowing rate at the date of current initial application	~~W~~	684
Add : Financial leased asset recognized at December 31, 2018		—

Right-of use asset recognized as of the date of initial application		684

Lease liability
Operating lease commitments disclosed at December 31, 2018	~~W~~	468
Discounted amount using the lessee’s incremental borrowing rate[1] at the date of initial application		460
Add : Financial leased liability recognized at December 31, 2018		—

Lease liability recognized as of the date of initial application		460

[1]	Incremental borrowing rate of interest is 1.88% to 2.21%

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

The amounts recognized in statement of financial position

The amount related to lease recognized in statement of financial position as of September 30, 2019, is as follows:

(In millions of Korean won)	September 30, 2019
Right-of-use assets[1]
Real estate	~~W~~	295
Vehicles		436
Others		4

		735

Lease liabilities[2]	~~W~~	721

[1]	It is included in property and equipment of financial statements.
[2]	It is included in other liabilities of financial statements

The amounts recognized in statement of profit or loss

The amount related to lease recognized in statement of profit or loss for the nine-month periods ended September 30, 2019, is as follows:

(In millions of Korean won)	September 30, 2019
Amortization of right-of-use assets
Real estate	~~W~~	394
Vehicles		471
Others		12

		877

Interest expenses on the lease liabilities (Included in finance charges)	~~W~~	13
Short-term lease payments (Included in administrative expenses)		16
Payments for leases of low-value assets different from short-term leases (Included in administrative expenses)		2